UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
AMENDMENT NO. 3
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
VISTACARE, INC.
(Name of Subject Company (Issuer))
OHC INVESTMENT, INC.
a wholly-owned subsidiary of
ODYSSEY HEALTHCARE HOLDING COMPANY
a wholly-owned subsidiary of
ODYSSEY HEALTHCARE, INC.
(Name of Filing Person (Offeror))
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
92839Y109
(CUSIP Number of Class of Securities)
W. Bradley Bickham
Odyssey HealthCare, Inc.
717 North Harwood, Suite 1500
Dallas, Texas 75201
(214) 922-9711
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
P. Gregory Hidalgo
Vinson & Elkins L.L.P.
3700 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201-2975
(214) 220-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$158,243,019	$6,218.95

*The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the transaction valuation by $.0000393. For purposes of calculating the filing fee only, the transaction valuation was determined by multiplying the purchase price of $8.60 per share by the sum of (i) the 16,885,958 shares of class A common stock, par value $0.01 per share, of VistaCare, Inc. (the “Shares”), issued and outstanding as of January 14, 2008; and (ii) the 1,514,393 Shares that are issuable on or prior to the expiration of this offer under outstanding stock options.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,218.95	Filing Party:	OHC Investment, Inc., Odyssey HealthCare Holding Company and Odyssey HealthCare, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	January 30, 2008
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:
Check the appropriate boxes below to designate any transactions to which the statement relates.
☑ Third-party tender offer subject to Rule 14d-1.
☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Amendment No. 3 (this “Amendment”) to the Tender Offer Statement on Schedule TO is filed by (i) OHC Investment, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Odyssey HealthCare Holding Company, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Odyssey HealthCare, Inc., a Delaware corporation (“Odyssey”), (ii) Parent and (iii) Odyssey. This Amendment amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on January 30, 2008, as amended by Amendment No. 1 thereto filed on January 30, 2008, and as amended by Amendment No. 2 thereto filed on February 5, 2008 (as amended, the “Schedule TO”), which relates to the offer by Purchaser to purchase all outstanding shares of class A common stock, par value $0.01 per share (including the associated Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement, dated as of August 18, 2004, as amended as of the date hereof, between VistaCare, Inc., a Delaware corporation (“VistaCare”), and Computershare Trust Company, N.A., formerly known as Equiserve Trust Company, N.A., the “Shares”), of VistaCare, at a price of $8.60 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 30, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
“(a)(1)(N) Press release issued by Odyssey dated February 7, 2008.”
“(a)(1)(O) Press release issued by VistaCare dated February 7, 2008.”

SIGNATURE
     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of February 8, 2008 that the information set forth in this statement is true, complete and correct.

OHC INVESTMENT, INC.
By:	/s/ R. Dirk Allison
R. Dirk Allison
Senior Vice President and Chief Financial Officer

ODYSSEY HEALTHCARE HOLDING COMPANY
By:	/s/ R. Dirk Allison
R. Dirk Allison
Senior Vice President and Chief Financial Officer

ODYSSEY HEALTHCARE, INC.
By:	/s/ R. Dirk Allison
R. Dirk Allison
Senior Vice President and Chief Financial Officer

EXHIBIT NO.	DESCRIPTION

(a)(1)(N)	Press release issued by Odyssey dated February 7, 2008.

(a)(1)(O)	Press release issued by VistaCare dated February 7, 2008.